Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Place of Incorporation

Likiep Shipping Company Inc.	Marshall Islands
Orangina Inc.	Marshall Islands
Mili Shipping Company Inc.	Marshall Islands
Ebon Shipping Company Inc.	Marshall Islands
Lemongina Inc.	Marshall Islands
Ralik Shipping Company Inc.	Marshall Islands